SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GreenLight Biosciences Holdings, PBC

(Name of the Issuer)

Fall Line Endurance Fund, LP

(and the affiliated entities and other persons listed on the following page)

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer General Counsel, Chief Compliance Officer & Corporate Secretary 29 Hartwell Ave Lexington, Massachusetts 02421 (617) 616-8188	SW MergerCo, Inc. c/o Clay Mitchell Managing Director, Fall Line Endurance Fund, LP 160 Bovet Road, Suite 310 San Mateo, CA 94402 (650) 235-4032

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jeffrey A. Letalien R. Kirkie Maswoswe Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800	Nate Gallon Noah Kornblith O’Melveny & Myers LLP 2765 Sand Hill Rd Menlo Park, CA 94025 (650) 473-2604

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

ADDITIONAL FILERS

Name of Persons Filing Statement (1)

S2G Ventures Fund I, LP

S2G Ventures Fund II, LP

S2G Builders Food & Agriculture Fund III, LP

Builders GRNA Holdings, LLC Morningside

Venture Investments Ltd. MVIL, LLC

Kodiak Venture Partners III, L.P

Kodiak III Entrepreneurs Fund, L.P.

Continental Grain Company

Conti Greenlight Investors, LP

MLS Capital Fund II, L.P.

Cormorant Global Heathcare Master Fund, LP

Cormorant Private Healthcare Fund II, LP

Rivas Ventures LLC

Prelude Ventures LC

CG Investments Inc. VI

Lewis & Clark Plant Sciences Fund I, LP

Lewis & Clark Ventures I, LP

Insud Pharma, S.L.

Xeraya Cove Ltd

Boscolo Intervest Limited

Macro Continental, Inc.

Malacca Jitra PTE Inc.

Cummings Foundation, Inc.

Sage Hill Investors

Serum Life Sciences Ltd of UK

Tao Invest III LLC

Tao Invest V

Series GreenLight 2, a separate series of BlueIO Growth LLC

Series Greenlight, a separate series of BlueIO Growth LLC

New Stuff LLC

New Stuff Deux LLC

Velocity Financial Group

David Brewster

Rosemary Sagar

Michael Ruettgers Revocable Trust as amended and restated

Furneaux Capital Holdco, LLC

Deval Patrick

Samambaia Investments Limited

Carole S. Furneaux

Alfa Holdings, Inc.

Ricardo Sagrera

Michael Steinberg

Rodrigo Aguilar

Roger Richard

Matthew Allen Walker

Dennis Clarke

Eric Anderson

Karthikeyan Ramachandriya

Marta Ortega-Valle

Himanshu Dhamankar

Sweta Gupta

Jason Gillian

Ifeyinwa Iwuchukwu

Nicholas Skizim

Lorenzo Aulisa

Caitlin Macadino

Riverroad Capital Partners

Anna Senczuk

Steve Naugler

Maria Lurantos

(1)

The address and telephone number for GreenLight Biosciences Holdings, PBC is 29 Hartwell Avenue, Lexington, Massachusetts 02421 and (617) 616-8188 and the address and telephone number for the other persons filing this statement is c/o GreenLight Biosciences Holdings, PBC, 29 Hartwell Avenue, Lexington, Massachusetts 02421 and (617) 616-8188.

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed with the United States Securities and Exchange Commission (“SEC”) on June 21, 2023 (as amended, the “Schedule 13E-3”), by GreenLight Biosciences Holdings, PBC, a Delaware corporation (“GreenLight” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Amendment No. 3 relates to the cash tender offer (the “Offer”) by SW MergerCo, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a wholly owned subsidiary of SW ParentCo, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding common stock, par value $0.0001, of GreenLight (referred to as the “common stock”, the “Company Common Stock” or the “GreenLight Common Stock” and each such share, a “Share” and collectively, the “Shares”), other than certain excluded shares, at an offer price of $0.30 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). Fall Line Endurance Fund, LP (“Fall Line”) owns all of the issued and outstanding shares of capital stock of Parent. Fall Line Endurance GP, LLC, a Delaware limited liability company (“Fall Line GP”), is the general partner of Fall Line and exercises control over Fall Line. Mr. Clay Mitchell and Mr. Eric O’Brien are the sole members of Fall Line GP.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2023, and the related Letter of Transmittal, pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of May 29, 2023, by and among GreenLight, Parent and Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on June 14, 2023, which contains as exhibits an Offer to Purchase dated June 21, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which Letter of Transmittal, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the Offer.

In response to the Offer, the Company originally filed a Solicitation/Recommendation Statement on Schedule 14D-9 on June 21, 2023 (as amended or supplemented from time to time and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Amendment No. 3, and is supplemented by the information specifically provided herein. The responses to each item in this Amendment No. 3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Amendment No. 3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM	16. EXHIBITS.

Item 16 of this Amendment No. 3 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 13, 2023).

107*	Filing Fee Table.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: July 13, 2023

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ Nina Thayer
Name:	Nina Thayer
Title:	General Counsel, Chief Compliance Officer & Corporate Secretary

* /s/ Nina Thayer
Nina Thayer, Attorney-in-Fact

BOSCOLO INTERVEST LIMITED

By:	/s/ Rafael Urquia II
Name:	Rafael Urquia II
Title:	Secretary

BUILDERS GRNA HOLDINGS, LLC

By:	*
Name:	Lisa J. Forbes
Title:	General Counsel and Secretary

CAITLIN MACADINO

*

CAROL S. FURNEAUX *

CG INVESTMENTS INC. VI

By:	*
Name:	Andrew G. Viles
Title:	Secretary

CONTI GREENLIGHT INVESTORS, LP

By:	*
Name:	Ari Gendason
Title:	Chief Investment Officer

CONTINENTAL GRAIN COMPANY

By: By:	Conti Greenlight LLC, its general partner *
Name:	Ari Gendason
Title:	Chief Investment Officer

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP

By:	*
Name:	Bihua Chen
Title:	Managing Member of the GP

CORMORANT PRIVATE HEALTHCARE FUND II, LP

By:	*
Name:	Bihua Chen
Title:	Managing Member of the GP

CUMMINGS FOUNDATION, INC.

By:	*
Name:	William Grant
Title:	CFO

DAVID B. BREWSTER

*

DEVAL PATRICK

*

FURNEAUX CAPITAL HOLDCO, LLC

By:	*
Name:	Jan Haas
Title:	President

IFEYINWA IWUCHUKWU

*

JASON M. GILLIAN

*

KARTHIKEYAN RAMACHANDRIYA

*

KODIAK III ENTREPRENEURS FUND, L.P.
by:	Kodiak Ventures Management III, L.P.
its General Partners
by:	Kodiak Ventures Management (GP)
by:	Kodiak Ventures Management Company, Inc.,
its Member

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Managing Partner

KODIAK VENTURE PARTNERS III, L.P
by:	Kodiak Ventures Management III, L.P.
its General Partners
by:	Kodiak Ventures Management (GP)
by:	Kodiak Ventures Management Company, Inc.,
its Member

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Managing Partner

LEWIS & CLARK PLANT SCIENCES FUND I, LP

By:	*
Name:	Megan Lane
Title:	CFO

LEWIS & CLARK VENTURES I, LP

By:	*
Name:	Megan Lane
Title:	CFO

MACRO CONTINENTAL, INC.

By:	*
Name:	Jose Ignacio Gonzalez Holmann
Title:	Director

MALACCA JITRA PTE INC.

By:	*
Name:	Jose Ignacio Gonzalez Holmann
Title:	Director

MARIA H. LURANTOS

*

MARTA ORTEGA-VALLE

*

MATTHEW WALKER

*

MICHAEL RUETTGERS REVOCABLE TRUST AS AMENDED AND RESTATED

By:	*
Name:	Michael C. Ruettgers
Title:	MCR

MICHAEL STEINBERG

*

MLS CAPITAL FUND II, L.P.

By:	MLSCF II GP (LABUAN) LLP, its General Partner

By:	*
Name:	Ganesh Kishore
Title:	Manager

MORNINGSIDE VENTURE INVESTMENTS LTD.

For and on Behalf of
Morningside Venture Investments Ltd.

By:	*
Name:	Jill Marie Franklin/Frances Anne Elizabeth Richard
Title:	Authorized Signatures

MVIL, LLC

By:	*
Name:	Cheng Yee Wing Betty/Wong See Wai
Title:	Authorized Signatures

NEW STUFF DEUX, LLC

By:	*
Name:	Benjamin Lurie
Title:	VP & CIO, 2 NRP MANAGERS, LLC

NEW STUFF, LLC

By:	*
Name:	Benjamin Lurie
Title:	VP & CIO, 2 NRP MANAGERS, LLC

NICHOLAS J. SKIZIM

*

PRELUDE VENTURES LLC

By:	*
Name: Title:	Mark G. Cupta Managing Director

RICARDO A. SAGRERA

/s/ Ricardo A. Sagrera

RIVAS VENTURES LLC

By:	*
Name:	Carlos A. Gonzalez May
Title:	Manager

RIVERROAD CAPITAL PARTNERS, LLC

By:	*
Name:	Gregory T. Lucier
Title:	Managing Partner

RODRIGO AGUILAR

*

ROGER D. RICHARD

*

ROSEMARY SAGAR

*

S2G BUILDERS FOOD & AGRICULTURE FUND III, LP

By:	Builders Vision, LLC, its general partner

By:	*
Name:	Lisa Forbes
Title:	General Counsel and Secretary

S2G VENTURES FUND I, LP

By:	S2G Ventures, LLC, its General Partner

By:	*
Name:	Lisa Forbes
Title:	General Counsel and Secretary

S2G VENTURES FUND II, LP

By:	S2G Ventures II, LLC, its General Partner

By:	*
Name:	Lisa Forbes
Title:	General Counsel and Secretary

SAGE HILL INVESTORS, LLC

By:	*
Name:	Brian Eberhard
Title:	Chief Strategy Officer

SAMAMBAIA INVESTMENTS LIMITED

By:	*
Name:	Ronaldo Cezar Coelho
Title:	Director

SERIES GREENLIGHT 2, A SEPARATE SERIES OF BLUEIO GROWTH LLC

By:	*
Name:	Jan Haas
Title:	President

SERIES GREENLIGHT, A SEPARATE SERIES OF BLUEIO GROWTH LLC

By:	*
Name:	Jan Haas
Title:	President

SERUM LIFE SCIENCES LTD OF UNITED KINGDOM

By:	*
Name:	Parag Deshmukh
Title:	Director

SWETA K. GUPTA

*

TAO INVEST III LLC

By:	*
Name:	Nicholas J. Pritzker
Title:	Chairman

TAO INVEST V LLC

By:	*
Name:	Nicholas J. Pritzker
Title:	Chairman

VELOCITY FINANCIAL GROUP, LLC

By:	*
Name:	Jan Haas
Title:	President

XERAYA COVE LTD

By:	*
Name:	Fares Zahir
Title:	Director